Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended March 31, 2012
Earnings:

Income before income and mining tax and other items (1)	$1,036
Adjustments:
Fixed charges added to earnings	58
Dividends from equity affiliates	10
Amortization of capitalized interest	6

$1,110

Fixed Charges:
Net interest expense (2)	$52
Portion of rental expense representative of interest	6

Fixed charges added to earnings	58
Capitalized interest	24

$82

Ratio of earnings to fixed charges	13.5

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.